UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HUAHUI EDUCATION GROUP LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G4643S106

(CUSIP Number)

Shufang Zeng

13th Floor, Building B1, Wisdom Plaza,

Qiaoxiang Road, Nanshan District

Shenzhen, Guangdong Province, China 518000

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G4643S106	13D/A	Page 2 of 5

1	NAMES OF REPORTING PERSONS
Meisi Co., Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON
CO

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Yuze Zhong’s position as the sole shareholder of Meisi Co., Limited. Ms. Shufang Zeng acquired the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong on September 13, 2023 and became the sole owner of Meisi. Ms. Zeng is deemed to beneficially own the entirety of the 87,133,000 Ordinary Shares held by Meisi.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023.

CUSIP No.	G4643S106	13D/A	Page 3 of 5

1	NAMES OF REPORTING PERSONS

Shufang Zeng
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 87,133,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 87,133,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

87,133,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

28.8%(2)
14	TYPE OF REPORTING PERSON

IN

(1) The Reporting Persons share voting and dispositive power over the shares by virtue of Shufang Zeng’s position as the sole shareholder of Meisi Co., Limited. Ms. Shufang Zeng acquired the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong on September 13, 2023 and became the sole owner of Meisi. Ms. Zeng is deemed to beneficially own the entirety of the 87,133,000 Ordinary Shares held by Meisi.

(2) Based on 302,734,900 Ordinary Shares issued and outstanding as reported in the Report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on May 1, 2023

CUSIP No.	G4643S106	13D/A	Page 4 of 5

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on September 2, 2020, as amended on September 3, 2020 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended to include the following, which shall replace the disclosures in connection with Mr. Yuze Zhong:

(a) This Schedule 13D is being filed by Ms. Shufang Zeng.

(b) Ms. Shufang Zeng’s business address is 2006 HOP International Center, Qianhai Road, Bao’an Central District, Shenzhen City, Guangdong Province, China.

(c) Ms. Shufang Zeng is the President, Chief Executive Officer, Secretary, Director and Chairman of the board of directors of the Issuer.

(f) Ms. Shufang Zeng is a citizen of [the People’s Republic of China].

Item 3. Source and Amount of Funds or Other Consideration.

On September 13, 2023, Ms. Shufang Zeng entered into an Equity Transfer Agreement with Mr. Yuze Zhong, whereby she purchased the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong for a consideration of $50,000.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

Effective September 13, 2023, Ms. Shufang Zeng acquired the entire issued and outstanding equity interests in Meisi Co., Limited from Mr. Yuze Zhong on September 13, 2023 and became the sole owner of Meisi. Ms. Zeng is deemed to beneficially own the entirety of the 87,133,000 Ordinary Shares held by Meisi Co., Limited.

Ms. Shufang Zeng serves as the President, Chief Executive Officer, Secretary, Director and Chairman of the board of directors of the Issuer, and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to include the following:

(a) The responses to Items 11 and 13 of the cover pages to this Amendment are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Amendment are incorporated herein.

(c) Except as described in Item 4 of this Amendment, the Reporting Persons have not effected any transactions in securities of the Issuer in the last 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On September 13, 2023, Ms. Shufang Zeng entered into an Equity Transfer Agreement with Mr. Yuze Zhong, whereby she purchased the entire issued and outstanding equity interests in Meisi from Mr. Yuze Zhong for a consideration of $50,000. A copy of the Equity Transfer Agreement is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1.	Equity Transfer Agreement, dated September 13, 2023

CUSIP No.	G4643S106	13D/A	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 13, 2023	Shufang Zeng

/s/ Shufang Zeng

Date: October 13, 2023	MEISI CO., LIMITED

/s/ Shufang Zeng
	Name:	Shufang Zeng
	Title:	Director